N E W S R E L E A S E

October 18, 2006

NEVSUN ANNOUNCES CDN$25 MILLION “BOUGHT DEAL” FINANCING

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

Nevsun Resources Ltd. (“Nevsun”) (NSU: TSX and AMEX) wishes to announce that it has entered into an agreement for a “bought deal” private placement financing with a syndicate of underwriters comprised of Haywood Securities Inc. and Canaccord Capital Corporation. Nevsun will issue 8,350,000 units (the “Units”) at CDN$3.00 per Unit to raise gross proceeds of CDN$25,050,000. Each Unit consists of one common share and one-half of one transferable share purchase warrant, each whole warrant exercisable for 36 months at an exercise price of $4.00 per share.  If the warrants trade in excess of $5.00 for ten consecutive business days the Company may give notice to the holders of the warrants to force exercise within 30 days. The warrants shall not be listed on any stock exchange. The underwriters have the option to purchase up to an additional 1,650,000 Units at the offering price until 48 hours prior to closing. The net proceeds from the offering will be used for pre-production capital for the Bisha Project in Eritrea, its Tabakoto/Segala operations in Mali and for general corporate purposes.

The offering is scheduled to close on or before October 31, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including stock exchange approvals.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements.  This release does not constitute an offer for sale of securities in the United States.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu06-28.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

Form 51-102F3

Material Change Report

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

October 18, 2006

Item 3

News Release

The news release was issued on October 18, 2006 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd. (“Nevsun”) (NSU: TSX and AMEX) announced that it has entered into an agreement for a “bought deal” private placement financing with a syndicate of underwriters comprised of Haywood Securities Inc. and Canaccord Capital Corporation. Nevsun will issue 8,350,000 units (the “Units”) at CDN$3.00 per Unit to raise gross proceeds of CDN$25,050,000.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

October 18, 2006

N E W S R E L E A S E

October 18, 2006

NEVSUN ANNOUNCES CDN$25 MILLION “BOUGHT DEAL” FINANCING

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

Nevsun Resources Ltd. (“Nevsun”) (NSU: TSX and AMEX) wishes to announce that it has entered into an agreement for a “bought deal” private placement financing with a syndicate of underwriters comprised of Haywood Securities Inc. and Canaccord Capital Corporation. Nevsun will issue 8,350,000 units (the “Units”) at CDN$3.00 per Unit to raise gross proceeds of CDN$25,050,000. Each Unit consists of one common share and one-half of one transferable share purchase warrant, each whole warrant exercisable for 36 months at an exercise price of $4.00 per share.  If the warrants trade in excess of $5.00 for ten consecutive business days the Company may give notice to the holders of the warrants to force exercise within 30 days. The warrants shall not be listed on any stock exchange. The underwriters have the option to purchase up to an additional 1,650,000 Units at the offering price until 48 hours prior to closing. The net proceeds from the offering will be used for pre-production capital for the Bisha Project in Eritrea, its Tabakoto/Segala operations in Mali and for general corporate purposes.

The offering is scheduled to close on or before October 31, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including stock exchange approvals.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements.  This release does not constitute an offer for sale of securities in the United States.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu06-28.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com